UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70192

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Barnabas Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
 ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19600 West Catawba Avenue, Suite C301
(No. and Street)

Cornelius	NC	28031
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	(609) 642-6593	susan.hayes@barnabascapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)
11/30/16		6328	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Joe Powell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barnabas Capital, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RONI S. KESSLER NOTARY MY COMMISSION EXPIRES 5/3/2026 PUBLIC IREDELL COUNTY, NC

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BARNABAS CAPITAL, LLC

Financial Statements and Report of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

December 31, 2022

Barnabas Capital, LLC
Table of Contents
December 31, 2022

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Barnabas Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barnabas Capital LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Barnabas Capital LLC as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Barnabas Capital LLC's management. Our responsibility is to express an opinion on Barnabas Capital LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barnabas Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Barnabas Capital LLC financial statements. The supplemental information is the responsibility of Barnabas Capital LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Barnabas Capital LLC's auditor since 2019.

Sugar Land, Texas

March 23, 2023

1

Barnabas Capital, LLC
Statement of Financial Condition
December 31, 2022

ASSETS
Cash and cash equivalents	$	1,065,214
Accounts receivable		375,483
Prepaid expenses and other assets		41,995
Property and equipment, net of accumulated depreciation of $13,879		12,444
Total Assets	$	1,495,136

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Accounts payable and accrued liabilities	$	420,161
Total Liabilities		420,161
MEMBERS' EQUITY		1,074,975
Total Liabilities and Members' Equity	$	1,495,136

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Operations
For the Year Ended December 31, 2022

Revenues		
Variable annuities	$	5,375,558
Structured notes		425,662
Variable life insurance		506,524
		6,307,744
Expenses		
Salaries and other employment costs		1,246,518
Sales commissions paid to registered representatives		705,125
Affiliate services		111,575
Revenue sharing agreements		2,600,225
Referral networking fees		510,285
Marketing and promotion		55,632
Professional fees		124,375
Travel and entertainment		87,798
Occupancy expense		47,240
Technology and communications		25,876
Regulatory fees		29,292
Insurance expense		26,023
Other operating expenses		43,527
Depreciation		4,600
Total expenses		5,618,091
Net operating profit	$	689,653

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2022

Balance, January 1, 2022	$	1,078,570
Capital distributions		(693,248)
Net operating profit		689,653
Balance, December 31, 2022	$	1,074,975

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows from Operating Activities		
Net operating profit	$	689,653
Adjustments to reconcile net profit to net cash used in operating activities:		
Increase in depreciation		4,600
Decrease in accounts receivable		96,767
Decrease in prepaid expenses and other assets		14,734
Increase in accounts payable and accrued liabilities		18,841
Net cash provided by operating activities		824,595
Cash Flows from Financing Activities		
Cash distributions to members		(693,248)
Net cash used in financing activities		(693,248)
Cash Flows from Investing Activities		
Increase in property and equipment		(912)
Net cash used in investing activities		(912)
Net Increase in Cash and Cash Equivalents		130,435
Cash and Cash Equivalents at Beginning of Period		934,779
Cash and Cash Equivalents, End of Period	$	1,065,214

The accompanying notes are an integral part of these financial statements.

NOTE 1. BUSINESS OF THE COMPANY

Barnabas Capital, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was formed in the state of North Carolina on June 15, 2018 and became a registered broker-dealer and member of FINRA on February 6, 2019.

The Company is a wholesale seller of variable life insurance, variable annuities, variable indexed annuities and structured notes.

The Company formed a subsidiary, Barnabas Capital Insurance Agency, LLC (BCIA) in the state of North Carolina on May 10, 2019. The Company is the sole member of BCIA. BCIA was created to allow the Company to execute selling agreements with certain insurance product manufacturers who required that the Company have an affiliated licensed insurance agency. BCIA was inactive until June of 2022. (See Note 3 below for a discussion of BCIA operations.)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in a high credit quality financial institution. Balances at times may exceed federally insured limits of $250,000.

Revenue Recognition

The Company earns commission revenue primarily as a wholesaler of variable annuities and life insurance company products issued by insurance companies affiliated with underwriters with whom the Company has contractual agreements. The Company recognizes revenue when premiums are paid to the underwriter and the performance obligation is met. The Company receives that revenue from insurance company product manufacturers monthly based on the prior

month's sales. The Company also earns commission revenue as a wholesaler of structured notes which are debt securities issued by commercial banks. The Company recognizes that revenue on the settlement dates of the related transactions.

Effective June 15, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company evaluated the potential impacts of the new revenue recognition standard on its financial statements and has not identified any material changes in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any change to the financial statements for the year ended December 31, 2022.

Operating Expenses

Operating expenses such as salaries, sales commissions, revenue sharing fees, professional service fees and regulatory fees are related to operating activities of the Company and are expensed in the period to which they relate.

Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal income taxes on its taxable income. Liability for federal income tax expense is the responsibility of the Company's Members.

NOTE 3. AFFILIATE OPERATIONS

BCIA, the Company's wholly owned insurance agency affiliate, became operational in June 2022 and has selling agreements with three insurance companies as of December 31, 2022. The financial statements include the following BCIA transactions for the period ended December 31, 2022:

Statement of Financial Condition		
Cash and cash equivalents	$	23,110
Statement of Operations		
Revenues		
Variable life insurance	$	412,056
Total revenues		412,056
Expenses		
Revenue sharing agreements		357,866
Other operating expenses		21,554
Total expenses		379,420
Net	$	32,636

NOTE 4. RELATED PARTY MATTERS

The Company has a Shared Services Agreement (SSA) in place with an affiliate, Financial Independence Group, LLC (FIG). Under the terms of the SSA, FIG supplies the Company with marketing and creative services, a structured note technology quoting platform, information technology services (support, maintenance and software development), regulatory assistance, and other services including insurance operations and support. The financial statements include the following transactions with FIG for the period ended December 31, 2022:

Barnabas Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2022

Statement of Financial Condition		
Accounts receivable	$	11,287
Accounts payable and accrued liabilities		100,205

Statement of Operations		
Revenues		
Variable annuities	$	8,594
Variable life insurance		37,593
Total revenues		46,187
Expenses		
Affiliate services		111,575
Referral networking fees		510,285
Marketing and promotion		15,000
Technology and communications		(346)
Other operating expenses		1,750
Total expenses		638,264
Net	$	(592,077)

The Company has entered into a commercial lease agreement with Weebles Foundation, LLC which has a Member in common with the Company. The lease commenced on August 1, 2021 and was renewed for a one-year term on August 1, 2022. Rent expense for the year ended December 31, 2022 was $47,240. Future minimum annual lease payments are $47,240.

NOTE 5. REVENUE SHARING AGREEMENTS

The Company has entered into Revenue Sharing Agreements with three broker-dealers whereby it reimburses those broker-dealers for a specified percentage of the net override compensation it receives from insurance companies for contractually defined variable annuity and variable life insurance business generated by their registered representatives. (One of these agreements is no longer active as of December 31, 2022.) The Company recorded $2,600,225 in revenue sharing expense for the year ended December 31, 2022.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 are as follows:

Furniture and fixtures	$	18,358
Office equipment		7,965
		26,323
Less accumulated depreciation		(13,879)
	$	12,444

NOTE 7. RETIREMENT PLAN

The Company maintains a 401(k) plan for substantially all full-time employees. Under the terms of the plan, the Company may make discretionary matching contributions to the plan. The Company did not make any discretionary contributions for the year ended December 31, 2022.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022 the Company had net capital of $1,007,261 which was $979,250 in excess of its minimum required net capital of $28,011 and its ratio of aggregate indebtedness to net capital was .42 to 1.

NOTE 9. CAPITAL DISTRIBUTIONS TO MEMBERS

The Company made capital distributions of $693,248 to its Members during the fiscal year ended December 31, 2022: $513,758 on April 1, 2022 and $179,490 on August 23, 2022.

NOTE 10. CONCENTRATIONS AND CREDIT RISK

The Company derived 61% of its revenue for the year ended December 31, 2022 from one financial institution with which it has a contract. Conversely, 86% of the Company's revenue sharing expense is directly related to that revenue. The Company has executed contracts with other financial institutions from which it expects to derive future income.

At December 31, 2022 the Company exceeded FDIC limits at its commercial bank by approximately $792,104. The Company has not experienced any losses in this account and believes there is little to no exposure of any significant credit risk. The Company believes that it has no other material credit risk concentrations at December 31, 2022.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company had no undisclosed commitments or contingencies as of December 31, 2022 through the date these financial statements were available to be issued.

NOTE 12. SUBSEQUENT EVENTS

The Company evaluated the effects subsequent events would have on the financial statements through the date these financial statements were available to be issued. No subsequent events were found that would have any material impact on the financial statements.

Supplemental Information

Barnabas Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2022   **Schedule I**

Total member's equity	$	1,074,975
Less non-allowable assets:		
Prepaid expenses		41,995
Property & equipment, net of depreciation		12,444
Other non-allowable assets		13,275
Net capital before haircuts on securities positions		1,007,261
Haircuts on securities positions		-
Net capital	$	1,007,261
Aggregate Indebtedness	$	420,161
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	28,011
Excess net capital	$	979,250
Net capital in excess of 120% of required net capital	$	973,648
Ratio of aggregate indebtedness to net capital		.42 to 1.00

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2022 FOCUS Report, Part IIA, Form X-17a-5.

Barnabas Capital, LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2022

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements is not required.

Barnabas Capital, LLC
Schedule III
Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2022

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, Information Relating to Possession and Control Requirements is not required.

Exemption Certification

Jennifer Wray CPA PLLC

800 Bonaventure Way, Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Barnabas Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing wholesaling services to retail broker-dealer only, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Barnabas Capital, LLC's management is responsible for compliance with the Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Barnabas Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
March 23, 2023

BARNABAS CAPITAL, LLC
19600 West Catawba Avenue, Suite C301
Cornelius, NC 28031
(704) 990-9028

EXEMPTION REPORT

Barnabas Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

> The Company files an exemption report because it provides wholesaling services to retail broker-dealers only. It does not provide any services to retail customers nor does it hold retail customer accounts, nor does it hold or transmit retail customer funds.
>
> During the report period the Company:
> (a) did not directly or indirectly receive, hold and/or otherwise owe funds or securities to customers, other than money and other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4;
> (b) did not carry any accounts of or for customers; and
> (c) did not carry any PAB accounts (as defined in Rule 15c3-3)
>
> Barnabas Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2022 without exception.

Barnabas Capital, LLC

I, Joe Powell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____   Date: 3/20/2023
Title: President